MOL HUNGARIAN OIL AND GAS PLC.
Finance

02 AUG 27 AM 8:07

13th August, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

02049516

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Rt. ~~*Magyar Olaj- és Gázipari Rt.*~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dw 8/27

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

13 August, 2002

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that based on the share purchase order made on 2 August 2002 in the period between 6 August 2002 and 12 August 2002 78 000 treasury shares were purchased.

For further information, please contact:

György Felkai	MOL Communication	+ 36 1 464 1016
Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC



2002 First Half and Second Quarter Preliminary Results

MOL

STRONG QUARTERLY PERFORMANCE

MOL Hungarian Oil and Gas plc. (MOLB.BU, MOLBq.L, MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2002 second quarter and first half preliminary results. This report contains consolidated financial statements for the period ended 30 June 2002 for MOL Hungarian Oil and Gas Plc. as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial hi[illegible]

MOL Group financ[illegible] Results (IFRS)	Q2 2001		Q2 2002		Change %		H1 2001		H1 2002		Change %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	261.7	888.6	287.2	1 085.0	10	22	567.6	1 950.5	578.3	2 130.0	2	9
EBITDA	2.6	8.8	45.7	172.6	1 658	1 861	23.2	79.7	74.2	273.3	220	243
Operating profit/(loss)	**(13.8)**	**(46.9)**	**29.0**	**109.6**	**n.a.**	**n.a.**	**(10.8)**	**(37.1)**	**41.2**	**151.7**	**n.a.**	**n.a.**
Net financial expenses/(gain)	(16.4)	(55.7)	(1.8)	(6.8)	(89)	(88)	(1.3)	(4.5)	(0.1)	(0.4)	(89)	(91)
Net income/(loss)	**7.4**	**25.1**	**29.4**	**111.1**	**295**	**342**	**(4.7)**	**(16.2)**	**39.6**	**145.9**	**n.a.**	**n.a.**
Operating cash flow	**0.9**	**3.1**	**40.0**	**151.1**	**n.a**	**n.a**	**37.3**	**128.2**	**95.9**	**353.2**	**157**	**175**

[1] In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for the second quarter of 2001: 294.5 HUF/USD, for the first half of 2001: 291.0 HUF/USD, for the second quarter of 2002: 264.7 HUF/USD, and for the first half of 2002: 271.5 HUF/USD.

In the first half of 2002 net income reached HUF 39.6 bn compared with a loss of HUF 4.7bn in the same period of 2001. Following a difficult Q1, an improving oil industry environment and the strong forint favourably influenced Q2 net income of HUF 29.4bn.

- **Operating cash flow** was HUF 95.9 bn, representing an increase of 157 % primarily as a result of less significant losses of the gas business. Changes in working capital requirements had a positive effect of HUF 23.0 bn on operating cash flow.
- **Exploration and Production** operating profit in H1 2002 was HUF 28.6 bn driven by a combination of a lower crude oil price and higher maintenance costs. This represents a 28% decline in profits compared to H1 2001.
- **Refining and Marketing** contributed reported operating profit of HUF 24.6 bn, a 30% decrease over H1 2002 reflecting lower international refining margins partially compensated by strong sales volume growth (excluding fuel oil) and the positive effect of the delayed coker. Adjusted for estimated accounting and inventory effects and one-off items, operating profit in Q2 fell by 10.4%, outperforming global industry trends.
- The **Natural Gas** segment incurred an operating loss of only HUF 3.8 bn in contrast to a HUF 80.4 bn loss in H1 2001 primarily as the difference between the cost of imported gas and the regulated selling price contracted. Q2 2002 represented the first positive gas result since 1999.
- The **Petrochemical** segment produced operating profit of HUF 0.7 bn, 32% lower than in H1 2001. However, Q2 operating profit rose to HUF 1.8bn from a HUF 1.9bn loss in the same period last year. The improved performance reflects the recovery experienced in the industry following a very weak Q1.
- **Controllable costs** (operating expenses less depreciation, oil and gas purchases and taxes and fees) excluding one-off items increased slightly by 1.9% in real Forint terms due to higher maintenance, energy and insurance costs. Closing group headcount was reduced by 17.2 % y-o-y in line with our strategic targets.
- **Net financial gain** of HUF 0.1 bn and HUF 1.3 bn was recognised in H1 2002 and H1 2001 respectively, due to good financial management and the strengthening of the Forint both in the current and the comparable period.
- **Income from associates**, Slovnaft contributed HUF 2.7 bn.
- **Capital expenditures** and investments in H1 2002 amounted to HUF 25.1 bn, a fall of 1.4% over H1 2001. Net debt at the end of June 2002 was HUF 203.1 bn. MOL's gearing ratio was 30% as at June 30, 2002.

Mr Zsolt Hernádi, Executive Chairman of MOL commented: *"I am pleased to be able to show that MOL has reported strong profitability in Q2. One of the key drivers of this recovery was the improvement in the gas business result, as it returned to profit for the first quarter since 1999. While due to a number of factors, the business may not remain profitable in both remaining quarters this year, on the basis of current exchange rate, import price and sales volume assumptions, we expect that it will breakeven in the second half of 2002. However, it should be noted that the profitability of the gas business will remain an issue until the regulatory environment is satisfactorily resolved. We also continue to examine potential expansion opportunities in the region. For example, following our expression of interest, we have been short-listed to acquire a stake of 25 % plus one share in INA, the Croatian oil and gas company. I am also pleased to announce that we continue to make progress with Yukos on the Zapadno-Malobalyk project and we expect to close the deal at the end of Q3."*

Mr György Mosonyi, Chief Executive Officer of MOL added:
"In the non-regulated businesses we can report many advances in terms of efficiency, growth and the realisation of our strategic goals. In spite of a weak downstream environment, the introduction of the delayed coker and MOL-Slovnaft sale channel optimisation helped the refining and marketing segment to outperform its sector. I am also pleased to be able to show that the Petrochemical segment has recovered after a weak start to the year. We continue to focus on the harmonisation of our activities with those of Slovnaft. In H1 Slovnaft achieved USD 16 mn synergies, in line with our plan. Furthermore, we reduced our headcount by 17% in line with our strategic target."

Segment performance

Exploration & Production	Q2 2001		Q2 2002		02/01 ch. %		H1 2001		H1 2002		02/01 ch. %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	21.1	71.6	16.5	62.3	(22)	(13)	47.5	163.2	37.2	137.0	(22)	(16)
Operating profit	**17.3**	**58.7**	**11.9**	**45.0**	**(31)**	**(23)**	**39.8**	**136.8**	**28.6**	**105.3**	**(28)**	**(23)**
CAPEX and investments[1]	6.0	20.3	6.1	23.2	3	14	10.1	34.8	9.5	35.1	(6)	1

Segmental profitability was influenced unfavourably by the 18% fall (in HUF terms) in crude oil prices in Q2 2002, compared to the same period of the previous year. The transfer price of natural gas did not change between the two periods as the method of calculation was modified from July 2001 in order to eliminate the effect of seasonal price fluctuations. Alongside a reduction in revenue due to the falling oil price, expenditures rose by HUF 1.5 bn compared to Q2 2001 due to an increase in maintenance costs, which arose as a result of the distortional effect of maintenance work rescheduled from Q2 2001 to Q3 2001. The growth in costs was moderated by a HUF 1.1bn fall in exploration expenditures due to a change in the composition of work performed on the domestic portfolio and the continued withdrawal from international exploration projects.
Crude oil production grew by 1.6% to 261 kt in Q2 2002 due to favourable geological conditions. Net dry natural gas production decreased by 6% to 710 mcm. Mol and Yukos continued to work on the ZMB project and the joint venture company has been registered. Closure of the deal is expected at the end of Q3.

Refining & Marketing	Q2 2001		Q2 2002		02/01 ch. %		H1 2001		H1 2002		02/01 ch. %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	25.8	87.6	27.9	105.4	8	20	48.0	164.9	37.9	139.6	(21)	(15)
Operating profit	**19.3**	**65.5**	**21.1**	**79.7**	**9**	**22**	**35.2**	**121.0**	**24.6**	**90.6**	**(30)**	**(25)**
CAPEX and investments[1]	4.5	15.3	2.7	10.4	(39)	(32)	8.2	28.2	4.0	14.9	(51)	(47)

In spite of lower crack spreads and a reduced Brent-Ural differential, segmental operating profit was more favourable in Q2 2002 than in Q2 2001 due primarily to the favourable effect of the delayed coker and a HUF 1.7bn segment profit booked on the sale of MOL Slovensko. In Q2 2002, while the Reuter's based Ural Med Crack refinery margin fell by 50% y-o-y, a similar type calculation for MOL showed a decrease of only 29%, as the Delayed Coker increased the proportion of higher margin products within the product slate. The segment result is influenced by the inventory valuation methodology used by MOL and the inventory holding effect (being the difference between MOL's weighted-average based historical accounting and Current Cost of Supply methodology, commonly used in the oil industry)[2]. Estimated underlying operating profit, excluding the aforementioned two inventory and accounting effects and the impact of the sale of MOL Slovensko, would have been HUF 16.3bn in Q2, 10.4% lower than in the same period the previous year. Nevertheless, a fall of 10% represents strong out-performance of the industry as a whole.

The delayed coker operated at 94.9% capacity in Q2 2002 and its positive impact on the product slate resulted in a HUF 3.1 bn boost to profitability in the quarter. In line with our strategy of maintaining the regional fuel demand/supply balance, following the introduction of the delayed coker MOL was able to process 238 kt less crude oil in Q2 whilst still producing more higher value white products.
Total product sales rose by 3%, to 2.0 Mt in Q2 2002. However this figure is not representative after the completion of delayed coker. Total product sales excluding fuel oil and chemical feedstock rose by 19%. Refinery capacity utilisation improved in almost every operating unit. Excluding fuel oil and chemical feedstock sales, our domestic sales volume increased by 10.2%, on a year-on-year basis, in part due to strong diesel and bitumen sales. In motor fuel sales we successfully focused our efforts on optimising the balance between domestic wholesale margins and our market share. Consequently, our motor fuel sales increased by 3.1% in Q2, compared to 4.4% growth in domestic market demand. MOL-Slovnaft sale channel optimisation also resulted in 22% growth in Slovnaft fuel products on the Hungarian market. MOL-Slovnaft optimisation also contributed to the growth in MOL's total export sales of 23% in Q2 on a year-on-year basis and specifically to the growth in MOL motor fuel sales to the region of 74 %. MOL's exports to Slovakia represented a significant part of the increase.

At the end of June we had a total of 427 filling stations. Compared to Q1, the following changes have taken place in the region. We sold 17 MOL Slovensko filling stations to Slovnaft and we opened 1 green field station. Domestic network efficiency improvements are demonstrated by the 5.9% y-o-y growth in fuel throughput per site in Q2 2002. Domestic retail sales grew by 4% in gasoline, and by 5% in gas oil compared to Q2 2001. Our retail market share in respect of gasoline and gas oil, was 41% and 47% in Q2 2002 respectively, based on data from MÁSZ. Lubricant market share increased by 10% in Q2 compared to the same period of 2001. Fuel card sales increased by 8.1% in Q2 compared to the same period of 2001. The number of regular customers' cards grew by 6.9 % compared to the number of cards on issue on June 30, 2001. We increased our shop sales by 33% and the proportion of non-fuel sales per litre of fuel sold grew by 28%.

While Hungarian LPG and gas products demand grew by 6.5%, MOL's corresponding wholesale volume growth reached 14% (7.2 kt) compared Q2 2001. Our retail LPG and gas product sales grew by 28%, due to the significant growth in the number of sales outlets for cylinder and auto gas. The retail market share increased by 6% compared to the corresponding period of 2001.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] An inventory valuation method better suited to quarterly reporting would have produced a HUF 0.3bn lower result in Q2 2002, but a HUF 2.9bn higher result in Q2 2001. We estimate the use of Replacement Cost or Current Cost of Supply (calculating production costs on a replacement cost basis) would have reduced operating profit by approximately HUF 2.8bn in Q2 2002, compared to a reduction of approximately HUF 4.0bn in Q2 2001.

Natural Gas[2]	Q2 2001		Q2 2002		02/01 ch. %		H1 2001		H1 2002		02/01 ch. %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	(36.4)	(123.6)	5.5	20.8	n.a.	n.a.	(75.1)	(258.1)	1.6	5.9	n.a.	n.a.
Operating profit/(loss)[3]	**(38.9)**	**(132.1)**	**2.9**	**11.0**	**n.a.**	**n.a.**	**(80.4)**	**(276.3)**	**(3.8)**	**(14.0)**	**95**	**95**
CAPEX and investments[1]	0.8	2.9	1.7	6.5	104	127	1.2	4.1	2.4	8.8	99	113

Gas segment results continued to improve. For the first quarter since Q3 1999 the average selling price was higher than the average import price, while still not high enough to provide the regulated return determined in the Gas Act. It should be noted that this trend is likely to reverse in the winter depending on the relative sales mix and exchange rates. The average wholesale selling price grew 16.4% to HUF 31.1 per m^3, predominantly due to the price increase in July 2001. At the same time, the average import price decreased by 35.1%, to HUF 27.4 per m^3, in large part due to the relative strength of the forint against the USD. The use of imported gas from storage, that had been written down to net realisable value in an earlier period, reduced costs by HUF 0.5 bn in Q2 2002, compared to a reduction of HUF 0.3bn in Q2 2001. However, 1.1 bcm of imported gas added to storage in Q2 2002 was written down to net realisable value by HUF 1.3 bn.

In Q2 2002 we sold 1.6 bcm gas directly from import, 0.4 bcm directly from domestic production, and 0.1 bcm from storage. Our natural gas sales increased slightly and reached 2.1 bcm. Consumption growth in the energy sector was related to the replacement of heavy fuel oil usage with natural gas usage. As a result, non-residential consumers represented 55.9% of sales volumes in Q2 2002, up from 52.2% in Q2 2001.

In Q2, transit sales revenues fell to HUF 1.2 bn from HUF 1.3bn in Q2 2001, while transit volumes increased by 10.6% to 309 mcm, as the transit fee is in part linked to the gas price.

Petrochemicals [4]	Q2 2001		Q2 2002		02/01 ch. %		H1 2001		H1 2002		02/01 ch. %	
Segment IFRS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	0.4	1.4	4.0	15.1	900	1 013	6.6	22.7	5.4	19.9	(18)	(12)
Pre-consolidation EBIT	(0.8)	(2.7)	2.3	8.7	n.a.	n.a.	1.9	6.5	1.9	7.0	-	7
Operating profit/(loss)	**(1.9)**	**(6.5)**	**1.8**	**6.8**	**n.a.**	**n.a.**	**1.1**	**3.8**	**0.7**	**2.6**	**(32)**	**(32)**
CAPEX and investments[1]	1.6	5.3	4.3	16.2	174	206	1.7	6.0	5.0	18.1	183	204

The Petrochemicals segment consists solely of the performance of the TVK Group, though it is adjusted to reflect various consolidation effects. In comparing segment performance with that reported by TVK it should be noted that segment operating profit is stated after charging HUF 0.8 bn of additional depreciation in relation to tangible fixed assets revalued to fair market value at the time of acquisition (H1 2001 HUF 0.8 bn) as well as HUF 0.1 bn of goodwill amortisation (H1 2001 below HUF 0.1 bn).

Segmental profit fell year on year in H1 2002, due to very weak conditions in Q1 2002. However, a recovery in the market in Q2 2002 led to strong growth both y-o-y and compared to Q1 2002. The improvement of profitability was due to the favourable trends in product margins, which reflects the fact that product prices increased to a greater extent than feedstock prices (both in absolute and relative terms). Following the trough in January, quoted polymer prices increased constantly. Compared to Q2 2001, the integrated margin improved by 2%. The ethylene margin was down by 6% and HDPE margin by 5% while LDPE margin was up by 20% and PP margin by 28%. In addition to the main market price changes, the relatively strong Forint had a negative influence on the sales revenue of TVK, which sells more than half of its production in Western Europe.

In Q2 2002, the sale volumes were similar to those of the same period in 2001 reaching 197 kt. Domestic sales rose by 9% and exports fell by 10% In the domestic market, the increase in polymer sales was 17% and olefin sales were stable. In the export markets however, polymer sales decreased by 7%. The reallocation of sales volumes to the domestic market was favourable, as domestic margins were higher, as a result of a reduction in the volume of products imported into Hungary.

In Q2 2002, TVK Group invested HUF 4.3 billion in capital expenditure projects compared to HUF 1.6 billion in the previous year. The increase was due to the implementation of the strategic expansion project. During the first half of this year non-core portfolio divestment process was completed with the sale of Ecomissio Kft., TVK-Remat Kft., Plastico S.A., and TVK HIX Kft.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

[2] Gas and Power segment was transformed into the Natural Gas segment following a strategic decision to exit the power generation business.

[3] The effect of unrealised profits on intersegment sales is eliminated with effect from Q1 2002. The prior year figure has been adjusted to conform with this presentation. (See also footnote 2 to Appendix V.)

[4] Last year the Standing Interpretation Committee of the IASB issued a new interpretation, SIC 33: Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests, effective from 1 January 2002. This interpretation makes full consolidation of TVK necessary. Until 31 December 2001 MOL's investment in TVK was accounted for under the equity method. That means that the investment was presented as a non-current financial asset, with no goodwill reflected separately. MOL's share in TVK's profits was included in the consolidated income statement as profit from associates. This category also incorporated the effect of goodwill amortisation. The consolidation of the investment from 1 January 2002 is basically a presentational change. All assets and liabilities of TVK are included in the consolidated balance sheet and all of its income statement figures are brought in on a line-by-line basis. However, to adjust TVK's earnings to the figure that is actually attributable to MOL, the amount which MOL is not entitled to is deducted as minority interest, thereby ensuring that earnings presented under the equity method do not differ from those presented on consolidation. MOL has legal title to 34.5% of the share capital of TVK Rt. MOL also has an option to repurchase shares in TVK equivalent to 9.8% at a later date. In accordance with IAS 39 Financial Instruments, these shares have been taken into account in the determination of MOL's share of the income of TVK, giving MOL a share of 44.3%. Additionally, MOL has another exercisable option to buy an 8.0% shareholding in TVK. As the sum of actual and potential voting rights exceed 50%, full consolidation is required under SIC 33. Goodwill related to TVK is included in intangible assets in the balance sheet, with amortisation charged to operating income. Furthermore, for MOL's purposes TVK's assets have been revalued on acquisition: the surplus increases consolidated assets, while its depreciation reduces consolidated operating income. As a consequence of the revaluation, a deferred tax liability arose and is included in the consolidated balance sheet.

Financial overview

Overview of the environment

The average Brent dated crude oil price was 23.1 USD/bbl in the first six months of 2002, down by 13% compared to an average price of 26.6 USD/bbl in H1 2001. The average Brent dated crude oil price was 25.1 USD/bbl in the second quarter of 2002, down by 8.4% compared to an average price of 27.4 USD/bbl in Q2 2001. In the first six months of 2002 the average CIF Med quoted price of Ural Blend (dominating MOL's crude oil purchases) was 21.7 USD/bbl, decreasing by 11% compared to H1 2001 (24.5 USD/bbl). In the second quarter of 2002 the average CIF Med quoted price of Ural Blend was 23.6 USD/bbl, decreasing by 7% compared to Q2 2001 (25.4 USD/bbl). At the same time average CIF Med gasoline (grade 95) prices decreased by 24% compared to the first six months of 2001, gas oil prices were down by 19% and naphtha prices decreased by 19%. The US dollar depreciated by an average of 6.7% against the Hungarian Forint (from HUF 291.0 in H1 2001 to HUF 271.5 in H1 2002) but, from the year-end 2001 until end-June 2002 the USD/HUF exchange rate decreased by 11.6% (from 279.0 to 246.7 HUF/USD). The Euro depreciated by 0.6% from year--end until end-June 2002 (from 246.3 to 244.7 HUF/EUR).

Operations

In the first six months of 2002, Group net sales revenues were HUF 578.3 bn, an increase of 2% over H1 2001. Sales to customers outside Hungary reached HUF 172.3 bn, up by 15%, and represented 30% of total sales. The value of raw materials and consumables used decreased by 10%. Within this, raw material costs decreased by 22%, principally due to the quantity of the processed crude oil and lower import purchase prices. Cost of goods purchased for resale decreased by 1%, reflecting combined effects of lower cost of imported gas and increased regional trading activity of finished products. The value of material-type services and the cost of subcontractors increased by 13%, primarily as a result of higher maintenance costs. Personnel expenses for the first six months were unchanged in Forint terms reflecting our headcount reduction measures. The 18% decrease in other operating expenses is chiefly due to lower crude oil and crude oil product storage fees. Furthermore in H1 2002 MOL recorded a net FX gain on trade payables and receivables whereas in H1 2001 a net FX loss on such items was recorded as an expense.

Total financial income in H1 2002 was HUF 14.8 bn, 17% lower than in the same period in the previous year. Other financial income in H1 2002 includes a net foreign exchange gain of HUF 11.3 bn compared with a net exchange gain of HUF 8.3 bn in H1 2001. Total financial expenses for the same period amounted to HUF 14.7 bn, of which interest payable was HUF 8.7 bn. down 27% on H1 2001, while other financial expenses increased by HUF 1.6 bn to HUF 3.8 bn. The major part of the other financial expenses item consists of losses suffered on foreign exchange hedge of import gas purchases payable in USD. Income from associates was HUF 2.7 bn substantially all of which relates to Slovnaft a.s. Minority interests decreased by HUF 2.5 bn reflecting the reduced profitability of the two main contributors, TVK Rt. and Nitrogénművek Rt.

Balance sheet

Total assets amounted to HUF 939.5 bn at the end of June 2002, a decrease of 8%. Property, plant and equipment decreased by 10% mainly due to divestiture of subsidiaries and disposal of fixed assets. Inventories were 21% lower than at 30 June 2001, driven by a 20% and 5 % decrease in the value of raw materials and goods for resale, respectively, mainly due to a reduction in both unit costs and quantities held at the period end. Long-term debt including long term debt repayable within one year decreased by 42% as a result of repayments during the interim period. Short-term debt (excluding the current portion of long term debt) was HUF 64.1 bn, HUF 43.0 bn higher than at 30 June 2001. The majority of the increase in short term debt relates to the issuance of short-term notes and a transaction for the purchase of crude oil on deferred terms, which under IFRS is required to be recorded as debt. 68% of the long-term debt bore floating interest rates. As at 30 June 2002 36% of the MOL Group's total debt was denominated in Euro, 36% in USD and 28% in HUF. At the end of H1 MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 30% compared with 41% at the end of H1 2001. Following the move to full consolidation of TVK it has become appropriate to include minority interests with equity in the gearing ratio calculation, as the full amount of the debt of TVK is included in MOL's consolidated balance sheet.

Cash flow

Operating cash flow was HUF 95.9 bn, representing an increase of 157% on H1 2001, reflecting the less significant losses of the gas business. Operating cash flow before movements in working capital increased by 84%. Reduction in working capital needs contributed HUF 23.0 bn to operating cash flow, arising from the positive effect of the fall in inventories, trade receivables and other current assets, of HUF 6.1 bn, HUF 24.2 bn and HUF 0.9 bn respectively, during the first six months. This was only partially offset by the decrease of trade and other payables of HUF 8.2 bn. Corporate tax paid amounted to HUF 1.2 bn. Net cash used in investing activities was HUF 20.0 bn compared with HUF 7.7 bn in the first six months of 2001, reflecting higher capital expenditure and purchase of marketable securities, and lower cash flow from the disposal of fixed assets and subsidiaries. Net financing cash outflows amounted to HUF 92.5 bn, mainly as a result of the repayment of long-term debt.

APPENDIX I.

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2002

Unaudited quarterly figures (in HUF millions)

FY 2001		Q2 2001	Q2 2002	Ch. %	H1 2001	H1 2002	Ch. %
1 168 413	Net sales	261 656	287 193	10	567 552	578 319	2
15 408	Other operating income	(1 134)	5 919	n.a.	2 849	7 193	152
1 183 821	**Total operating revenues**	**260 522**	**293 112**	**13**	**570 401**	**585 512**	**3**
406 578	Raw material costs	106 324	83 350	(22)	212 045	165 471	(22)
57 991	Value of material-type services used	15 668	17 443	11	24 677	27 917	13
489 786	Cost of goods purchased for resale	99 519	103 559	4	239 698	236 998	(1)
954 355	*Raw material and consumables used*	*221 511*	*204 352*	*(8)*	*476 420*	*430 386*	*(10)*
75 460	Personnel expenses	19 906	21 931	10	38 628	39 513	2
75 000	Depreciation, depletion, amortisation and impairment	16 444	16 748	2	34 029	33 075	(3)
91 551	Other operating expenses	21 825	17 542	(20)	43 154	35 454	(18)
9 199	Ch. In inventory of finished goods & work in progress	(2 910)	6 793	n.a.	(4 638)	11 515	n.a.
(18 606)	Work performed by the enterprise and capitalised	(2 419)	(3 229)	33	(6 406)	(5 592)	(13)
1 186 959	**Total operating expenses**	**274 357**	**264 137**	**(4)**	**581 187**	**544 351**	**(6)**
(3 138)	**Operating profit**	**(13 835)**	**28 975**	**n.a.**	**(10 786)**	**41 161**	**n.a.**
3 521	Interest received	1 432	822	(43)	2 619	1 668	(36)
492	Dividends received	246	321	30	274	317	16
20 019	Exchange gains and other financial income	13 861	9 574	(31)	14 933	12 829	(14)
24 032	*Total financial income*	*15 539*	*10 717*	*(31)*	*17 826*	*14 814*	*(17)*
20 342	Interest on borrowings	6 139	4 259	(31)	11 914	8 686	(27)
4 501	Interest on provisions	1 144	1 049	(8)	2 325	2 136	(8)
1 268	Write-off of financial investments	0	0	n.a.	61	0	(100)
2 129	Exchange losses and other financial expenses	(8 177)	3 618	n.a.	2 192	3 843	75
28 240	*Total financial expense*	*(894)*	*8 926*	*n.a.*	*16 492*	*14 665*	*(11)*
4 208	**Financial expense/(gain), net**	**(16 433)**	**(1 791)**	**(89)**	**(1 334)**	**(149)**	**(89)**
(8 510)	(Income) /loss from associates	(3 119)	(1 606)	(49)	(5 258)	(2 658)	(49)
1 164	**Profit before tax**	**5 717**	**32 372**	**466**	**(4 194)**	**43 968**	**n.a.**
(6 136)	Income tax expense/(benefit)	(3 517)	1 772	n.a.	(3 764)	2 653	n.a.
7 300	**Profit after tax**	**9 234**	**30 600**	**231**	**(430)**	**41 315**	**n.a.**
(6 059)	Minority interests	(1 796)	(1 196)	(33)	(4 254)	(1 712)	(60)
1 241	**Net income**	**7 438**	**29 404**	**295**	**(4 684)**	**39 603**	**n.a.**
13	**Basic and diluted earnings per share (HUF)**	**76**	**300**	**295**	**(48)**	**404**	**n.a.**

APPENDIX II.

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP
AS AT 30 JUNE 2002
Unaudited quarterly figures (in HUF millions)

31 Dec 2001		30 June 2001	30 June 2002	Change %
	Assets			
	Non-current assets			
18 778	Intangible assets	12 748	21 895	72
488 813	Property, plant and equipment	515 492	463 536	(10)
106 149	Investments	112 726	101 266	(10)
19 035	Deferred tax asset	16 791	17 022	1
3 470	Other non-current assets	1 913	4 056	112
636 245	**Total non-current assets**	**659 670**	**607 775**	(8)
	Current assets			
129 777	Inventories	154 053	122 299	(21)
138 320	Trade receivables, net	113 374	113 740	0
13 402	Marketable securities	9 600	21 025	119
33 151	Other current assets	32 947	33 275	1
57 911	Cash and cash equivalents	54 470	41 377	(24)
372 561	**Total current assets**	**364 444**	**331 716**	(9)
1 008 806	**Total assets**	**1 024 114**	**939 491**	(8)
	Liabilities and shareholders' equity			
	Shareholders' equity			
97 818	Share capital	97 799	97 935	-
268 022	Reserves	274 556	261 370	(5)
1 241	Net income for the period	(4 684)	39 603	n.a.
367 081	**Total shareholders' equity**	**367 671**	**398 908**	8
74 063	**Minority interest**	**74 328**	**73 836**	(1)
	Non-current liabilities			
225 597	Long-term debt, net of current portion	281 089	147 700	(47)
40 000	Provisions for liabilities and charges	40 992	39 682	(3)
360	Other non-current liabilities	4 244	255	(94)
265 957	**Total non-current liabilities**	**326 325**	**187 637**	(42)
	Current liabilities			
160 792	Trade and other payables	159 534	150 174	(6)
12 025	Provisions for liabilities and charges	10 504	11 161	6
54 427	Short-term debt	21 090	64 066	204
74 461	Current portion of long-term debt	64 662	53 709	(17)
301 705	**Total current liabilities**	**255 790**	**279 110**	9
1 008 806	**Total liabilities and shareholders' equity**	**1 024 114**	**939 491**	(8)

APPENDIX III.

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2002
Unaudited quarterly figures (in HUF millions)

	Share capital	Reserves	Retained profit for the period
Opening balance 1 January 2002	**97 818**	**268 022**	**1 241**
Transfer to reserves of retained profit for the previous year		1 241	(1 241)
Retained profit for the period			39 603
Cash flow hedges		617	
Currency translation differences		(3 542)	
Net change in balance of treasury shares held	117	412	
Dividend for the year 2001		(5 380)	
Closing balance 30 June 2002	97 935	261 370	39 603

APPENDIX IV.

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 JUNE 2002
Unaudited quarterly figures (in HUF millions)

FY 2001		Q2 2001	Q2 2002	Ch. %	H1 2001	H1 2002	Ch. %
73 359	**Net cash provided by operating activities**	**902**	**40 021**	n.a.	**37 313**	**95 897**	**157**
(9 082)	Of which changes in working capital	(20 603)	(5 643)	(73)	(2 262)	23 027	n.a.
(68 867)	Capital expenditures and exploration costs	(16 435)	(15 735)	(4)	(20 535)	(23 029)	12
14 407	Proceeds from the disposal of fixed assets	5 507	1 131	(79)	8 809	1 836	(79)
(13 707)	Acquisition of subsidiary shareholdings	(12 160)	-	(100)	(12 160)	-	(100)
16 548	Proceeds from the disposal of subsidiaries	5 918	2 609	(56)	6 361	2 609	(59)
(145)	Acquisition of other investments	(129)	37	n.a.	(129)	3	n.a.
756	Proceeds from the disposal of investments	585	(361)	n.a.	585	1 433	145
(859)	Changes in loans and long-term bank deposits	251	(541)	n.a.	34	(291)	n.a.
(1 638)	Changes in short term investments	8 725	8 098	(7)	3 169	(7 625)	n.a.
4 306	Interest received and other financial income	3 326	1 065	(68)	5605	2 547	(55)
3 468	Dividend received	520	2 562	393	548	2 562	368
(45 731)	**Net cash provided by/(used) in investing activities**	**(3 892)**	**(1 135)**	(71)	(7 713)	**(19 955)**	**159**
-	Issuance of long term notes	-	56	n.a.	-	14 508	n.a.
13 703	Issuance of zero coupon notes	-	2 617	n.a.	-	16 297	n.a.
53 937	Issuance of long-term debt	160	4 560	n.a.	9 823	5 492	(44)
(79 185)	Repayments of long term debt	(17 701)	(25 935)	47	(22 437)	(103 515)	361
2 353	Changes in other long term liabilities	4 134	1 015	(75)	3 923	945	(76)
38 310	Changes in short-term debt	25 720	(6 639)	n.a.	21 768	(9 390)	n.a.
(28 925)	Interest paid and other financial costs	(5 123)	(6 102)	19	(18 650)	(10 347)	(45)
(5 401)	Dividends paid to shareholders	(5 198)	(5 309)	2	(5 204)	(5 309)	2
(1 146)	Dividends paid to minority interest	(938)	(1 621)	73	(938)	(1 621)	73
(1 497)	Net sale/(repurchase) of treasury shares	187	274	47	(1 549)	464	n.a.
(7 851)	**Net cash provided by/(used) in financing activities**	**1 241**	**(37 084)**	n.a.	(13 264)	**(92 476)**	**597**
19 777	**Net increase/(decrease) in cash**	**(1 749)**	**1 802**	**n.a.**	**16 336**	**(16 534)**	**n.a.**
38 134	Cash at the beginning of the period	56 219	39 575	(30)	38 134	57 911	52
57 911	**Cash at the end of the period**	**54 470**	**41 377**	(24)	54 470	**41 377**	(24)

APPENDIX V.

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2001	NET EXTERNAL SALES REVENUES[1]	Q2 2001	Q2 2002	Ch. %	H1 2001	H1 2002	Ch. %
6 169	Exploration and Production	1 552	1 794	16	3 718	2 730	(27)
669 899	Refining and Marketing	168 930	185 447	10	318 418	319 681	0
329 029	Gas and Power	47 147	63 250	34	153 675	182 764	19
134 197	Petrochemicals	32 621	30 376	(7)	72 652	58 336	(20)
29 119	Corporate and other	11 406	6 326	(45)	19 089	14 808	(22)
1 168 413	**TOTAL**	**261 656**	**287 193**	10	567 552	**578 319**	2

FY 2001	OPERATING PROFIT	Q2 2001	Q2 2002	Ch. %	H1 2001	H1 2002	Ch. %
67 237	Exploration and Production	17 301	11 947	(31)	39 771	28 592	(28)
70 235	Refining and Marketing	19 325	21 134	9	35 211	24 639	(30)
(122 073)	Gas and Power	(38 916)	2 850	n.a.	(80 357)	(3 819)	95
5 024	Petrochemicals	(1 856)	1 849	n.a.	1 056	717	(32)
(24 869)	Corporate and other	(5 641)	(5 381)	5	(8 375)	(8 970)	(7)
1 308	Inter-segment transfers [2]	(4 048)	(3 424)	15	1 908	2	(100)
(3 138)	**TOTAL**	**(13 835)**	**28 975**	n.a.	(10 786)	**41 161**	n.a.

FY 2001	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q2 2001	Q2 2002	Ch. %	H1 2001	H1 2002	Ch. %
12 920	Exploration and Production	2 150	3 012	40	4 222	5 386	28
24 524	Refining and Marketing	3 326	3 503	5	8 136	5 204	(36)
5 284	Gas and Power	643	337	(48)	1 192	1 659	39
7 263	Petrochemicals	1 466	1 955	33	1 746	2 626	50
8 305	Corporate and other	349	3 012	763	418	4 562	991
58 296	**TOTAL**	**7 934**	**11 819**	**49**	**15 714**	**19 437**	**24**

FY 2001	DEPRECIATION	Q2 2001	Q2 2002	Ch. %	H1 2001	H1 2002	Ch. %
19 947	Exploration and Production	3 834	4 557	19	7 716	8 648	12
26 447	Refining and Marketing	6 501	6 729	4	12 833	13 310	4
13 093	Gas and Power	2 553	2 696	6	5 297	5 373	1
10 219	Petrochemicals	2 209	2 151	(3)	5 585	4 633	(17)
5 294	Corporate and other	1 347	615	(54)	2 598	1 111	(57)
75 000	**TOTAL**	**16 444**	**16 748**	2	34 029	**33 075**	(3)

31/12/2001	TANGIBLE ASSETS	30/06/2001	30/06/2002	Ch. %
76 974	Exploration and Production	83 626	72 614	(13)
198 285	Refining and Marketing	214 068	183 446	(14)
103 524	Gas and Power	106 472	100 839	(5)
86 278	Petrochemicals	87 215	83 544	(4)
23 752	Corporate and other	24 111	23 093	(4)
488 813	**TOTAL**	515 492	**463 536**	(10)

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in both H1 2001 and H1 2002. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénművek Rt. fertiliser manufacturing business is included under Corporate and other.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

In Q2 2002 MOL Rt. sold MOL Slovensko, a fully consolidated subsidiary, to Slovnaft. As this subsidiary was assigned to R&M and Slovnaft belongs to the Corporate and Other segment, the total gain of HUF 1.7 bn on the sale is incorporated in R&M segment operating profit. However, 36.2% (corresponding to MOL's shareholding in Slovnaft) of this gain had to be eliminated. This elimination occurred in the inter-segment transfer line.

APPENDIX VI.

KEY OPERATING DATA (Group figures)

FY 2001	HYDROCARBON PRODUCTION Kt (gross figures before royalty)	Q2 2001	Q2 2002	Change %	H1 2001	H1 2002	Change %
1 064	Crude oil production	257	261	2	524	532	2
3 226	Natural gas production (net dry)	755	710	(6)	1 622	1 651	2
269	Condensates production	62	59	(5)	134	136	1
197	LPG from producing fields	49	47	(4)	103	103	-
78	LPG from refining process	19	21	11	38	44	16
42	Other gas products	9	9	-	23	21	(9)

FY 2001	NATURAL GAS BALANCE Million m^3	Q2 2001	Q2 2002	Change %	H1 2001	H1 2002	Change %
3 053	Sales from production	439	450	3	1 578	1 566	(1)
9 800	Sales from import	1 584	1 627	3	4 962	5 126	3
12 853	**TOTAL SOURCES**	**2 023**	**2 077**	3	6 540	**6 692**	2
9 800	Sales to Gas Distribution Companies (GDCs)	1 320	1 227	(7)	5 110	5 035	(1)
1 880	Sales to power sector	427	611	43	827	1 098	33
1 173	Sales to industrial and other consumers	276	239	(13)	603	559	(7)
12 853	**TOTAL THIRD PARTY SALES**	**2 023**	**2 077**	3	6 540	**6 692**	2
505	Loss and own consumption	123	126	2	239	278	16
13358	**TOTAL SALES AND LOSSES**	**2 146**	**2 203**	3	6 779	**6 970**	3
1 689	Natural gas transit	279	309	11	808	954	18

31 Dec 2001	MOBILE NATURAL GAS INVENTORIES Million m^3	30 June 2001	30 June 2002	Change %
392.5	From domestic sources	397.1	323.1	(19)
1 359.4	From import sources	1 413.3	1 146.5	(19)
1 751.9	**TOTAL CLOSING INVENTORIES**	**1 810.4**	**1 469.6**	**(19)**

FY 2001	NATURAL GAS PRICES HUF/m^3	Q2 2001	Q2 2002	Change %	H1 2001	H1 2002	Change %
39.3	Average import price	42.1	27.4	(35)	43.0	29.6	(31)
25.9	Average MOL selling price	26.7	31.1	16	24.1	27.7	15
24.5	Wholesale price to GDCs	26.0	29.5	13	23.0	25.9	13
30.5	Wholesale price to industry/power	28.1	33.4	19	28.2	33.2	18

FY 2001	CRUDE OIL PROCESSING Kt	Q2 2001	Q2 2002	Change %	H1 2001	H1 2002	Change %
1 002	Domestic crude oil	263.6	269.7	2.3	489.6	513.7	4.9
5 840	Imported crude oil	1 463.3	1 143.5	(21.9)	2 973.3	2 419.5	(18.6)
259	Condensates	59.9	53.5	(10.7)	134.9	125.5	(7.0)
773	Other feedstock	149.8	288.6	92.7	300.8	645.6	114.6
7 874	**TOTAL REFINERY THROUGHPUT**	**1 936.6**	**1 755.3**	**(9.4)**	**3 898.6**	**3 704.3**	**(5.0)**

FY 2001*	REFINED PRODUCT SALES Kt	Q2 2001*	Q2 2002	Change %	H1 2001*	H1 2002	Change %
4 686	Total domestic sales	1 099	1 018	(7.4)	2 167	1 918	(11.5)
2 352	Total export sales	553	680	23.0	1 124	1 314	16.9
7 038	**TOTAL CRUDE OIL PRODUCT SALES**	**1 652**	**1 698**	**2.8**	3 291	**3 232**	**(1.8)**

* Restated because of TVK consolidation

FY 2001	PETROCHEMICAL PRODUCTION Kt	Q2 2001	Q2 2002	Change %	H1 2001	H1 2002	Change %
359.1	Ethylene	93.7	97.3	3.8	188.1	186.2	(1.0)
107.4	LDPE	28.2	29.3	3.9	54.3	57.3	5.5
184.4	HDPE	50.0	51.1	2.2	98.2	99.6	1.4
260.3	PP	67.3	73.9	9.8	133.3	140.4	5.3

FY 2001	PETROCHEMICAL SALES (external) Kt	Q2 2001	Q2 2002	Change %	H1 2001	H1 2002	Change %
597.6	Total domestic sales	94.6	102.7	8.6	191.3	203.1	6.2
399.3	Total export sales	104.6	94.4	(9.8)	211.9	196.8	(7.1)
996.9	**TOTAL CRUDE OIL PRODUCT SALES**	199.2	197.1	(1.1)	403.2	399.9	(0.8)

31 Dec 2001	HEADCOUNT Full-time MOL Group employees	30 June 2001	31 June 2002	Change %
14 253	Closing headcount excluding TVK	15 983	13 030	(18.5)
16 438	Total closing headcount (including TVK)	18 304	15 149	(17.2)

APPENDIX VII.

EXTRAORDINARY ANNOUNCEMENTS IN Q2 2002

Announcement date	
11 April	Audited financial statements for the AGM
23 April	MOL to fully consolidate TVK Rt. from January 2002
29 April	Resolutions of the MOL AGM held on 29 April 2002
	Annual Report 2001 available from 30 April 2002
14 May	Share distribution to the non-executive members of the Board of Directors
21 May	Dividend announcement
23 May	Share sale of a managing director
4 June	Share distribution for MOL management
12 June	Exclusive talks end on the sale of MOL's Natural Gas Business

APPENDIX VIII.

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 1999	31 Dec 2000	30 Sept 2001	31 Dec 2001	31 March 2002	30 June 2002
Foreign institutional investors	50.7	43.5	44.8	46.3	47.1	46.1
OMV	0.0	9.3	10.0	10.0	10.0	10.0
Foreign private investors	0.0	0.0	0.0	0.0	0.0	0.0
ÁPV Rt. (Hungarian State Privatisation and Holding)	25.0	25.0	25.0	25.0	25.0	25.0
Hungarian institutional investors	2.2	4.9	4.8	5.0	4.6	4.8
Hungarian private investors	0.8	0.5	0.5	0.5	0.5	0.4
Depositories	18.5	16.4	14.2	12.5	12.1	13.1
MOL Rt. (treasury shares)	0.4	0.3	0.6	0.6	0.6	0.5
Unregistered shares	2.4	0.1	0.1	0.1	0.1	0.1

According to the Share Register, beside ÁPV Rt. only 2 shareholders owned more than 2% of the ordinary share capital of MOL Rt. at 30 June 2002: the depository bank for MOL's GDR programme at that date, J.P. Morgan which had 21.8% of the shares registered and OMV owning 10% of the ordinary shares of MOL. The decrease of 63,118 in the number of treasury shares held by MOL from 526,347 to 463,229 is due chiefly to usual share distribution to BOD members and share distribution under the short-term incentive schemes. Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Relevant changes in the governing bodies of MOL Rt. during the period:
There was no relevant change in the governing bodies in the second quarter.